EXHIBIT 4.5

PROMISSORY NOTE

$25,000,000	January 2, 2003

FOR VALUE RECEIVED, HOOKER FURNITURE CORPORATION, a Virginia corporation (the “Borrower”), promises to pay to the order of

BANK OF AMERICA, N.A., a national banking association (the “Lender”), at its offices in Roanoke, Virginia (or at such other place or places as the Lender may designate) the principal sum of up to

TWENTY FIVE MILLION DOLLARS ($25,000,000) (the “Loan”) under the terms and conditions of this promissory note (as amended, modified, supplemented, restated and/or replaced from time to time, the “Note”).

Section 1.    Definitions.    For purposes of this Note, the following terms shall have the meanings specified below:

(a)    “Alternate Base Rate” shall mean, for any day, an interest rate per annum (computed on the basis of the actual number of days elapsed over a year of 360 days and rounded upwards, if necessary, to the next highest 1/100 of 1%) equal to the greatest of (a) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1% and (b) the Prime Rate in effect on such day. If the Lender shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate on such date for any reason, including the inability or failure of the Lender to obtain sufficient quotations in accordance with the terms hereof, the Alternate Base Rate shall be determined without regard to clause (a) of the first sentence of this definition, as appropriate, until the circumstances giving rise to such inability no longer exist. Any change in the Alternate Base Rate due to a change in the Prime Rate or the Federal Funds Effective Rate shall be effective on the effective date of such change in the Prime Rate or the Federal Funds Effective Rate, respectively, without notice to the Borrower. Promptly after a request by the Borrower, the Lender will inform the Borrower of any change in the Prime Rate or the Federal Funds Effective Rate.

(b)    “Business Day” shall mean any day, other than a Saturday, Sunday or legal holiday in the Commonwealth of Virginia or State of New York, on which banks are open for substantially all their banking business in Roanoke, Virginia and New York City.

(c)    “Capitalization” means the sum of Funded Debt plus shareholder’s equity plus common stock held by the Borrower’s employee stock ownership plan.

(d)    “Change of Control” shall mean, with respect to any Person, an event or series of events by which:

(i)    any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire (such right, an “option right”), whether such right is exercisable immediately or only after the passage of time) of 25% or more of the equity securities of such person entitled to vote for members of the board of directors or equivalent governing body of such person on a partially-diluted basis (i.e., taking into account all such securities that such person or group has the right to acquire pursuant to any option right); or

(ii)    during any period of 12 consecutive months, a majority of the members of the board of directors or other equivalent governing body of such person cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body.

(e)    “Closing Date” shall mean the date hereof.

(f)    “Default” shall mean any act, event or condition which upon notice, lapse of time or both would constitute an Event of Default.

(g)    “EBITDA” means net income, less income or plus loss from discontinued operations and extraordinary items, plus income taxes, plus interest expense, plus depreciation, depletion, amortization and other non-cash charges.

(h)    “Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for the day of such transactions received by the Lender from three Federal funds brokers of recognized standing selected by it. Each change in the Federal Funds Effective Rate shall be effective on the date thereof, without notice to the Borrower.

(i)    “Funded Debt” means all outstanding liabilities for borrowed money and other interest-bearing liabilities, including current and long-term debt, less the balance of cash held in excess of $1,500,000.

(j)    “GAAP” shall mean accounting principals generally accepted in the United States.

(k)    “Interest Payment Date” shall mean (a) if the Loan is presently bearing interest at the Alternate Base Rate, the last day of each calendar month and (b) if the Loan is presently bearing interest at the LIBOR Rate, the last day of the Interest Period applicable thereto.

(l)    “Interest Period” shall mean a period of one month’s duration, commencing on the date of borrowing; provided, however, the Borrower and the Lender may agree to an Interest Period of less than 1 month’s duration; and provided, further, however, if any Interest Period would end on a day which is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day (except that where the next succeeding Business Day falls in the next succeeding calendar month, then on the next preceding Business Day).

(m)    “LIBOR Rate” shall mean the fluctuating rate of interest equal to the One Month London Interbank Offered Rate as published in the “Money Rates” section of The Wall Street Journal on the second preceding Business Day, as adjusted from time to time in the Lender’s sole discretion for then-applicable reserve requirements, deposits insurance assessment rates and other regulatory costs (the “LIBOR Reserve Requirement”). If for any reason such rate is not available, the term “LIBOR Rate” shall mean the fluctuating rate of interest equal to the one month rate of interest (rounded upwards if necessary to the nearest 1/100th of 1%) appearing on Telerate Page 3750 (or any successor page) as the one month London interbank offered rate for deposits in Dollars at approximately 11:00 a.m. (London time) on the second preceding Business Day, as adjusted from time to time in the Lender’s sole discretion for the LIBOR Reserve Requirement.

(n)    “Lien” shall mean any mortgage, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, and any financing lease having substantially the same economic effect as any of the foregoing).

(o)    “Maturity Date” shall have the meaning assigned to such term in Section 3 hereof.

(p)    “Material Adverse Change” shall mean (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Borrower or the Borrower and its Subsidiaries taken as a whole; (b) a material impairment of the ability of the Borrower to perform its obligations under this Note; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower of this Note.

(q)    “Person” shall mean any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

(r)    “Prime Rate” shall mean the rate of interest per annum publicly announced from time to time by the Lender in effect at its principal office in Charlotte, North Carolina as its prime rate. Any change in the Prime Rate shall be effective on the effective date of such change in such prime rate. Such prime rate is a reference rate used by the Lender in determining interest rates on certain loans and is not intended to be the lowest rate of interest charged on any extension of credit by the Lender to any debtor.

(s)    “Responsible Officer” shall mean, with respect to any person, any executive officer, or the chief financial officer or controller of such person (or, in the case of a partnership, of its general partner).

Section 2.    Interest.    Subject to the provisions of Section 5(b), the Loan shall bear interest at a per annum rate equal to the sum of the LIBOR Rate plus 0.625%. Interest shall be computed on the basis of a 360-day year on the actual number of days the principal is outstanding.

Interest on the Loan shall be payable in arrears on each applicable Interest Payment Date and on the Maturity Date.

Section 3.    Maturity Date.    The principal balance outstanding hereunder plus all accrued but unpaid interest shall be due and payable on April 2, 2003 (the “Maturity Date”), unless accelerated sooner pursuant to Section 9.

Section 4.    Interest on Overdue Amounts: Alternate Rate of Interest.

(a)    If the Borrower shall default in the payment of the principal of or interest on the principal balance outstanding hereunder or any other amount becoming due hereunder, by acceleration or otherwise, the Borrower shall on demand from time to time pay interest, to the extent permitted by law, on such defaulted amount up to the date of actual payment (after as well as before judgment) at a rate equal to the then applicable interest rate plus 2.00%. Such interest shall be computed based on the actual number of days elapsed in a year of 360 days. The Borrower shall pay all such accrued but unpaid interest from time to time upon demand.

(b)    In the event that, on the day two Business Days prior to the commencement of any Interest Period, the Lender shall have determined in good faith and in a commercially reasonable manner that deposits in the relevant amount and for the relevant Interest Period are not generally available in the London interbank market, or that the rate at which such deposits are being offered will not adequately and fairly reflect the cost to the Lender of making or maintaining the loan, or that reasonable means do not exist for ascertaining the LIBOR Rate, the Lender shall as soon as practicable thereafter give written or telex notice of such determination to the Borrower, and until the circumstances giving rise to such notice no longer exist, the outstanding principal balance hereunder shall bear interest at the Alternate Base Rate. Each determination of the Lender made hereunder shall be conclusive and binding absent manifest error.

Section 5.    Voluntary Prepayment.    Subject to the terms and conditions of Section 10, the Borrower shall have the right to prepay the principal balance outstanding hereunder at any time in whole or in part. Amounts repaid on the outstanding principal balance hereunder may not be reborrowed.

Section 6.    Automatic Payment.    The Borrower has elected to authorize the Lender to effect payment of sums due under this Note by means of debiting Borrower’s account number 000010067279. This authorization shall not affect the obligation of the Borrower to pay such sums when due, without notice, if there are insufficient funds in such account to make such payment in full on the due date thereof, or if the Lender fails to debit the account; provided, however, that if there are sufficient funds in such account to make such payment in full on the due date thereof and the Lender fails to debit the account, the Borrower shall not be deemed to be in Default with respect to such payment unless the Borrower fails to make such payment within three (3) Business Days after the Borrower receives written notice from the Lender of such failure.

Section 7.    Affirmative Covenants.    So long as the Loan or other obligation hereunder shall remain unpaid or unsatisfied, the Borrower shall:

(a)    Financial Statements.    Deliver to the Lender, in form and detail satisfactory to the Lender:

(i)    as soon as available, but in any event within 120 days after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year, all in reasonable detail, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Lender, which report and opinion shall be prepared in accordance with GAAP and shall not be subject to any qualifications or exceptions as to the scope of the audit nor to any qualifications and exceptions not reasonably acceptable to the Lender; and

(ii)    as soon as available, but in any event within 45 days after the end of each of each fiscal quarter of the Borrower, a consolidated balance sheet of the Borrower and its subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter and for the portion of the Borrower’s fiscal year then ended, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting the financial condition, results of operations and cash flows of the Borrower and its subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes.

(b)	Other Information. Deliver to the Lender, in form and detail reasonably satisfactory to the Lender such additional information regarding the business, financial or corporate affairs of the Borrower as the Lender, may from time to time reasonably request.

(c)    Notices.    Promptly notify the Lender of the occurrence of any Default or Event of Default or of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(d)    Use of Proceeds.    Use the proceeds of the Loan for the acquisition of Bradington-Young, LLC.

Section 8.    Negative Covenants.    So long as any Loan or other obligation hereunder shall remain unpaid or unsatisfied, the Borrower shall not, directly or indirectly:

(a)    Liens.    Create, incur, assume or suffer to exist, any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(i)        any Lien existing as of the Closing Date and set forth on Schedule 8 hereto;

(ii)       any Lien with respect to the assets of Bradington-Young, LLC acquired by B-Y Acquisition LLC, a Virginia limited liability company and wholly owned subsidiary of the Borrower (“Buyer”), that exist as of the closing date for that transaction as set forth on Schedule 8 hereto;

(iii)      any Lien arising under the factoring arrangement to be entered between Buyer and The CIT Group/Commercial Services, Inc., with respect to the trade accounts receivable of Buyer;

(iv)      any purchase money security interest on any capital asset of the Borrower if such purchase money security interest attaches to such capital asset concurrently with the acquisition thereof and if the debt secured by such purchase money security interest does not exceed the lesser of the cost or fair market value as of the time of acquisition of the asset covered thereby to the Borrower;

(v)       Liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords or other like persons;

(vi)      Liens not securing debt which are incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, social security and other like laws;

(vii)     Liens arising pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being diligently contested in good faith by appropriate proceedings; and

(viii)    zoning restrictions, easements, licenses, reservations, covenants, conditions, waivers, restrictions on the use of property or other minor encumbrances or irregularities of title which do not materially impair the use of any property in the operation or business of the Borrower or the value of such property for the purpose of such business.

(b)    Funded Debt to EBITDA Ratio.    Permit the ratio of Funded Debt to EBITDA as of the end of any fiscal quarter of the Borrower to be greater than 1.75:1.00.

(c)    Funded Debt to Capitalization Ratio.    Permit the ratio of Funded Debt to Capitalization as of the end of any fiscal quarter of the Borrower to be greater than 0.40:1.00.

Section 9.    Events of Default.    In case of the happening of any of the following events (“Events of Default”):

(a)    default shall be made in the payment of any principal when and as the same shall become due and payable, whether at the due date thereof or by acceleration thereof or otherwise;

(b)    default shall be made in the payment of any interest on the principal balance outstanding hereunder or any other amount payable hereunder when and as the same shall become due and payable (other than those specified in (a) above) and such default continue for five (5) days;

(c)    default shall be made in the due observance or performance of any covenant, condition or agreement to be observed or performed on the part of the Borrower pursuant to the terms of this Note (other than those specified in (a) and (b) above) and such default shall continue unremedied for a period of 30 days after written notice thereof by Lender;

(d)    any representation, warranty or statement made or deemed to be made by the Borrower herein or in any statement or certificate delivered or required to be delivered pursuant hereto or thereto shall prove untrue in any material respect on the date as of which it was deemed to have been made;

(e)    with respect to any indebtedness in excess of $1,000,000 (other than indebtedness outstanding under this Note) of the Borrower, (1) the Borrower shall (A) default in any payment (beyond the applicable notice requirement or grace period with respect thereto, if any) with respect to any such indebtedness, or (B) the occurrence and continuance of a default in the observance or performance relating to such indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event or condition shall occur or condition exist, the effect of which default or other event or condition is to cause, or permit, the holder or holders of such indebtedness (or trustee or agent on behalf of such holders) to cause (after giving effect to any applicable notice requirement or grace period), any such indebtedness to become due prior to its stated maturity; or (2) any such indebtedness shall be declared due and payable, or required to be prepaid other than by a regularly scheduled required prepayment, prior to the stated maturity thereof;

(f)    any voluntary or involuntary bankruptcy, reorganization, insolvency, arrangement, receivership, or similar proceeding is commenced by or against the Borrower under any federal or state law, or the Borrower makes an assignment for the benefit of creditors;

(g)    one or more judgments or decrees shall be entered against the Borrower involving a liability of $1,000,000 or more in the aggregate (to the extent not paid or fully covered by insurance provided by a carrier who has acknowledged coverage and has the ability to perform) and any such judgments or decrees shall not have been vacated, discharged or stayed or bonded pending appeal within 21 days from the entry thereof;

(h)    this Note ceases to be in full force and effect; or the Borrower or any governmental authority contests in any manner the validity or enforceability of this Note; or the Borrower denies that it has any or further liability or obligation under this Note, or purports to revoke, terminate or rescind this Note;

(i)    there shall occur a Change of Control; or

(j)    there occurs any event or circumstance that has a Material Adverse Change.

then, and in any such event (other than an event described in Section 9(f) above), and at any time thereafter during the continuance of such event, the Lender may, by written or telecopy notice to the Borrower, take any or all of the following actions at the same or different times: (i) declare the principal balance outstanding hereunder to be forthwith due and payable, whereupon the principal balance outstanding hereunder, together with accrued interest and other liabilities of the Borrower accrued hereunder, shall become forthwith due and payable both as to principal and interest, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding; or (ii) enforce any and all rights and interests created and existing hereunder and all rights of set-off; provided, that with respect to a default described in Section 9(f) above, the principal balance outstanding hereunder, any unpaid accrued fees and any other liabilities of the Borrower accrued hereunder shall automatically become due and payable, both as to principal and interest, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding.

Section 10.    Indemnity.    The Borrower shall indemnify the Lender against any loss or expense which the Lender may sustain or incur as a consequence of any failure of the Borrower to borrow hereunder after making a request for a borrowing at the LIBOR Rate, any payment or prepayment of the principal balance outstanding hereunder on a date other than the last day of the relevant Interest Period (if the Loan is presently bearing interest at the LIBOR Rate) and any default in the payment or prepayment of the principal balance outstanding hereunder or interest accrued thereon, as and when due and payable. Such loss or expense shall include an amount equal to the excess, if any, of (a) the amount of such interest that would have accrued on the principal amount so paid, prepaid or not borrowed for the period from the date of such payment, prepayment or failure to borrow to the last day of the Interest Period (or, in the case of a failure to borrow at the LIBOR Rate, the Interest Period that would have commenced on the date of such failure to borrow at the LIBOR Rate) at the applicable rate of interest for the Loan provided for herein over (b) the amount of interest (as determined by the Lender) that would be realized by the Lender in reemploying the funds so paid, prepaid or not borrowed in United States Treasury obligations with comparable maturities for comparable periods. The Lender shall provide to the Borrower a statement, signed by an officer of the Lender, explaining any loss or expense and setting forth, if applicable, the computation pursuant to the preceding sentence, and such statement shall be conclusive and binding absent manifest error. The Borrower shall pay the Lender the amount shown as due on any such statement within ten days after the receipt of the same.

Section 11.    Expenses.    The Borrower agrees to pay all reasonable out-of-pocket expenses of the Lender in connection with the preparation, due diligence, execution and delivery of this Note or with any amendments, modifications or waivers hereof (whether or not the transactions hereby contemplated shall be consummated) and further agrees to pay all expenses of the Lender in connection with the enforcement or protection of its rights in connection with this Note or in connection with any pending or threatened action, proceeding or investigation relating to the foregoing, including but not limited to the reasonable fees and disbursements of Moore & Van Allen, PLLC.

Section 12.    Assignment.    The Lender may assign this Note, in whole or in part, to any other person, firm, or legal entity approved by the Borrower, which approval shall not be unreasonably withheld, and in the event of such assignment, the Lender shall thereafter be relieved of all liabilities hereunder; provided, however, the Borrower may not assign or transfer any of its rights or obligations hereunder without the written consent of the Lender (and any purported assignment or transfer without such consent shall be void) which consent shall not be unreasonably withheld.

Section 13.    Severability.    In the event any one or more of the provisions contained in this Note should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 14.    Counterparts.    This Note may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument.

Section 15.    Governing Law.    This Note shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia (other than the conflicts of law principles thereof). Except as prohibited by law, each party hereto hereby waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Note.

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed as of the day and year first above written.

HOOKER FURNITURE CORPORATION, a Virginia corporation

By:	/s/ Paul B. Toms, Jr.
Name: Title:	Paul B. Toms, Jr. Chairman and Chief Executive Officer

By:	/s/ E. Larry Ryder
Name: Title:	E. Larry Ryder Executive Vice President – Finance and Administration

ACKNOWLEDGED AND AGREED:

BANK OF AMERICA, N.A.

By:	/s/ Greg L. Richards
Name: Title:	Greg L. Richards Vice President